FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.             Name and Address of Company

Micromem Technologies Inc.
121 Richmond Street West, Suite 304
Toronto, ON M5H 2K1

Item 2.             Date of Material Change

Material changes took place on April 30, 2013.

Item 3.             News Release

On April 30, 2013, a news release in respect of the material changes was released by Newsfile Corp.

Item 4.             Summary of Material Change

The material changes are fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.             Full Description of Material Change

The material changes are fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 6.             Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.             Omitted Information

No information has been omitted.

Item 8.             Executive Officer

Joseph Fuda

Item 9.             Date of Report

April 30, 2013

Schedule “A”

FOR IMMEDIATE RELEASE	April 30, 2013

Micromem Technologies Inc. Completes Private Placements

Toronto, New York, April 30, 2013: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the completion of arm’s length private placements totalling 750,000 Units (“Unit”) at a subscription price of $0.16 CDN per Unit for the gross proceeds of CDN $120,000 and 187,500 Units (“Unit”) at a subscription price of $0.16 US per Unit for the gross proceeds of US $30,000. Each Unit is comprised of one Common Share (“Common Share”) and one Common Share Purchase Warrant (“Warrant”). Each Warrant may be exercised for one Common Share at an exercise price of $0.21CDN/ $0.20US for a period of one year

The proceeds from the offering will be used for general working capital purposes and the shares will be subject to resale restrictions.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CNSX - Symbol: MRM
Shares issued: 146,956,122
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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